UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            US GLOBAL NANOSPACE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                              (Title of Securities)

                                   91729J107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Kevin Friedmann, Esq.
                            Richardson & Patel LLP
                            10900 Wilshire Boulevard, Suite 500
                            Los Angeles, CA 90024
                            (310)-208-1182
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                        November 7, 2005/November 8, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91729J107
-------------------

1.    Names of Reporting Persons

      IRS Identification Nos. of Above Persons (Entities Only)
      John Robinson

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |_|

      (b)  |X|

3.    SEC Use Only

4.    Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power 59,522,457

8.    Shared Voting Power Not Applicable

9.    Sole Dispositive Power 59,522,457

10.   Shared Dispositive Power Not Applicable

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 59,522,457

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11) 42.368%

14.   Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

            Common stock, $0.001 par value, of US Global Nanospace, Inc. (the "Issuer"). The Issuer's address is 2533 N. Carson St., #5107, Carson City, NV 89706.

Item 2. Identity and Background

            (a) This statement is filed by John Robinson (the "Reporting
Person").

            (b) The Reporting Person's business address is 2533 N. Carson St., #5107, Carson City, NV 89706.

            (c) The Reporting Person's present principal occupation is as the Chairman of the board of directors of the Issuer.

            (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

            (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

            This report concerns the issuance of a total of 6,424,282 shares of the Issuer's common stock. Of this amount, 4,009,660 shares were issued to USDR Aerospace, Ltd. and 2,414,622 shares were issued to USDR, Inc. Both USDR Aerospace, Ltd. and USDR, Inc. are entities that are controlled by the Reporting Person, who is also the Issuer's Chairman of the Board of Directors. The common stock was issued to USDR Aerospace, Inc. as payment in full for employee and product development services having a value of $300,720.44 that were rendered to the Issuer. The common stock was issued to USDR, Inc. as payment of a loan, plus accrued interest, in the amount of $173,852.77. The loan amount was due and payable.

Item 4. Purpose of Transaction

            The purpose of this transaction was to pay for the services rendered to the Issuer by USDR Aerospace, Ltd. and to pay the loan made to the Issuer by USDR, Inc.

            The Reporting Person, the Issuer's director, is the beneficial owner of the common stock acquired by USDR Aerospace, Ltd. and USDR, Inc. because he is the indirect beneficial owner of these entities as defined under rule 13d of the Securities Exchange Act of 1934. The acquisition of the shares described herein was done solely as a way of settling the amounts owed by the Issuer to USDR Aerospace, Ltd. and USDR, Inc. As of the date of this report, the Reporting Person does not have any plan or proposal

      (i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although he may do either of these in the future;

      (ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

      (iii) that would result in the sale or transfer of a material amount of assets of the Issuer;

      (iv) to change the composition of the Issuer's board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (v) that would result in any material change in the present capitalization or dividend policy of the Issuer;

      (vi) that would result in any other material change in the Issuer's business or corporate structure;

      (vii) that would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

      (viii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x) that would result in any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

            The Reporting Person beneficially owns a total of 59,522,457 shares, or approximately 42.368%, of the Issuer's common stock. The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns. The Reporting Person did not effect any transactions in the Issuer's common stock during the past 60 days. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's common stock.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable.

      Item 7. Material to Be Filed as Exhibits

            Exhibit A Agreement to Convert Debt dated November 7, 2005 and entered into between the Issuer and USDR Aerospace, Ltd.

            Exhibit B Agreement to Convert Debt dated November 8, 2005 and entered into between the Issuer and USDR, Inc.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2005


                                            /s/ John Robinson
                                            ------------------------------------
                                            John Robinson

                                                                       Exhibit A

                            AGREEMENT TO CONVERT DEBT

      This Agreement to Convert Debt (the "Agreement") is made as of the 7th day of November 2005 (the "Effective Date") by and between USDR Aerospace, Ltd. (referred to herein as the "Holder") and US Global Nanospace, Inc., a Delaware corporation (referred to herein as the "Company").

RECITALS

      A. Since inception, the Company has received employee and product services from the Holder, and currently owes the Holder the sum of $300,720.44 (the "Amount Owed").

      B. The Company wishes to pay the Amount Owed by issuing securities to the Holder and the Holder has agreed to accept the Company's securities as full and final payment of the Amount Owed, in accordance with the terms of this Agreement.

      Therefore, the Company and the Holder agree as follows:

AGREEMENT

      1. Transfer of Securities and Cancellation of Debt.

            (a) Securities to be Issued. The Holder agrees to accept, and the Company agrees to issue and transfer to the Holder, 4,009,660 shares of the Company's Common Stock, $0.001 par value, having a value of $0.075 per share, which was the closing price of the Common Stock on the Effective Date. The Common Stock issued in payment of the Amount Owed shall be referred to in this Agreement as the "Shares".

            (b) Documents. The certificates representing the Shares shall be delivered to the Holder as soon as practicable. Upon receipt of the Shares, the Company shall record the payment on its books and records.

      2. Representations by Company.

            The Company hereby represents and warrants to the Holder as follows:

                  (i) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (ii) The Company has all requisite power and authority
            (corporate or otherwise) to execute, deliver and perform this Agreement and the transactions contemplated thereby, and the execution, delivery and performance by the Company of this Agreement has been duly authorized by all requisite action by the Company and this Agreement, when executed and delivered by the Company, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

                  (iii) The execution, delivery and performance by the Company of this Agreement have been duly authorized by all requisite corporate action of the Company; and this Agreement has been duly executed and delivered by the Company.

                  (iv) The Shares will be duly and validly issued, fully paid and nonassessable, and free of any liens or encumbrances.

      3. Representations by the Holder.

                  The Holder hereby represents and warrants to the Company as follows:

                  (i) The Holder has all requisite power and authority
            (corporate or otherwise) to execute, deliver and perform this Agreement and the transactions contemplated thereby, and the execution, delivery and performance by the Holder of this Agreement has been duly authorized by all requisite action by the Holder and this Agreement, when executed and delivered by the Holder, constitutes a valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

                  (ii) The Holder has a pre-existing personal or business
            relationship with the Company and its officers and directors.

                  (iii) The Holder is an "accredited investor", as that term is defined in Rule 501 of Regulation D in that the Holder is a director and officer of the Company.

                  (iv) The Holder has complied with all applicable investment laws and regulations in force relating to the legality of an investment in the Shares in the jurisdiction in which he is subject, and the Holder has obtained any consent, approval or permission required in that jurisdiction.

                  (v) The Holder understands and acknowledges that the Shares have not been registered with the Securities and Exchange Commission under Section 5 of the of the Securities Act or registered or qualified with any applicable state or territorial securities regulatory agency in reliance upon one or more exemptions afforded from registration or qualification.

                  (vi) The Holder understands and acknowledges that the Shares are deemed to be "restricted" securities under the Securities Act, and may be re-sold only pursuant to exemptions provided by the Securities Act. The Holder understands and acknowledges that the Company is required to place a legend on each certificate stating that the Shares have not been registered under the Securities Act.

                  (vii) The Holder understands and acknowledges that: (i) prior to any sale, transfer, assignment, pledge, hypothecation or other disposition of the Shares, he must either: (1) furnish the Company with an opinion of counsel, in form and substance reasonably satisfactory to the Company and to its legal counsel, to the effect that such disposition is exempted from the registration and prospectus delivery requirement under the Securities Act and the securities laws of the jurisdiction in which the Holder resides, and legal counsel for the Company shall have concurred in such opinion; or (2) satisfy the Company that a registration statement on Form SB-2 under the Securities Act (or any other form appropriate under the Securities Act, or any form replacing any such form) with respect to the securities proposed to be so disposed of shall then be effective; and that such disposition shall have been appropriately qualified or registered in accordance with the applicable securities laws of the jurisdiction in which the Holder resides.

                  (viii) The Holder is entering into this transaction for the
            Holder's own account, own risk and own beneficial interest, is not acting as an agent, representative, intermediary, nominee or in a similar capacity for any other person or entity, nominee account or beneficial owner, whether a natural person or entity (each such natural person or entity, an "Underlying Beneficial Owner") and no Underlying Beneficial Owner will have a beneficial or economic interest in the Shares (whether directly or indirectly, including without limitation, through any option, swap, forward or any other hedging or derivative transaction) and does not have the intention or obligation to sell, pledge, distribute, assign or transfer all or a portion of the Shares to any Underlying Beneficial Owner or any other person.

                  (ix) The Holder hereby represents and warrants that the
            proposed investment in the Company does not directly or indirectly contravene United States federal, state, local or international laws or regulations applicable to the Holder, including anti-money laundering laws (a "Prohibited Investment").

                  (x) Federal regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at www.treas.gov/ofac. The Holder hereby represents and warrants that the Holder is not a country, territory, person or entity named on an OFAC list, nor is the Holder a natural person or entity with whom dealings are prohibited under any OFAC regulations.

                  (xi) The Holder represents and warrants that neither the
            Holder nor any Underlying Beneficial Owner is a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure within the meaning of, and applicable guidance issued by the Department of the Treasury concerning, the U.S. Bank Secrecy Act (31 U.S.C. ss.5311 et seq.), as amended, and any regulations promulgated thereunder.

                  (xii) The Holder agrees promptly to notify the Company should the Holder become aware of any change in the information set forth in subparagraphs (viii) through (xi).

                  (xiii) The Holder agrees to indemnify and hold harmless the
            Company, its affiliates, their respective directors, officers, shareholders, employees, agents and representatives from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) which may result, directly or indirectly, from the Holder's misrepresentations or misstatements contained herein or breaches hereof relating to paragraphs (viii) through (xi).

                  (xiv) The Holder understands and agrees that, notwithstanding anything to the contrary contained in any document (including any side letters or similar agreements), if, following the Holder's investment in the Company, it is discovered that the investment is or has become a Prohibited Investment, such investment may immediately be redeemed by the Company or otherwise be subject to the remedies required by law, and the Holder shall have no claim against the Company for any form of damages as a result of such forced redemption or other action.

                  (xv) Upon the written request from the Company, the Holder agrees to provide all information to the Company to enable the Company to comply with all applicable anti-money laundering statutes, rules, regulations and policies, including any policies applicable to a portfolio investment held or proposed to be held by the Company. The Holder understands and agrees that the Company may release confidential information about the Holder and any Underlying Beneficial Owner(s) to any person if the release of such information is necessary to comply with applicable statutes, rules, regulations and policies.

      4. Miscellaneous.

            (a) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holder.

            (b) Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder shall be in writing and delivered personally, by facsimile or sent by a nationally recognized overnight courier service, addressed to the Company at 1016 Harris Road, Arlington, Texas 76001, facsimile number (817) 375-3401, Attn: Secretary or such other address or facsimile number as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to the Holder at an address and facsimile number to be provided by Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Central time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Central time) on any date and earlier than 11:59 p.m. (Central time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

            (c) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties. Neither the Holder nor the Company may assign its rights or obligations hereunder without the prior written consent of the other.

            (d) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

            (e) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

            (f) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            IN WITNESS WHEREOF, the parties have executed this Agreement to Convert Debt as of the date first written above.


                                    US GLOBAL NANOSPACE, INC.


                                    By: /s/ Carl Gruenler
                                        ----------------------------------------
                                        Carl Gruenler, President


                                    USDR AEROSPACE, LTD.


                                    By: /s/ John Robinson
                                        ----------------------------------------
                                        John Robinson, President

                                                                       Exhibit B

                            AGREEMENT TO CONVERT DEBT

      This Agreement to Convert Debt (the "Agreement") is made as of the 8th day of November 2005 (the "Effective Date") by and between USDR, Inc. (referred to herein as the "Holder") and US Global Nanospace, Inc., a Delaware corporation (referred to herein as the "Company").

RECITALS

      A. Pursuant to a promissory note originally dated May 13, 2005 (the "Promissory Note"), the Company currently owes to the Holder, in principal and accrued interest, the sum of $173,852.77 (the "Amount Owed").

      B. According to the terms of the Promissory Note, the Amount Owed was due and payable in full on August 13, 2005.

      C. The Company wishes to pay the Amount Owed by issuing securities to the Holder and the Holder has agreed to accept the Company's securities as full and final payment of the Amount Owed, in accordance with the terms of this Agreement.

      Therefore, the Company and the Holder agree as follows:

AGREEMENT

      1. Transfer of Securities and Cancellation of Debt.

            (a) Securities to be Issued. The Holder agrees to accept, and the Company agrees to issue and transfer to the Holder, 2,414,622 shares of the Company's Common Stock, $0.001 par value, having a value of $0.072 per share, which was the closing price of the Common Stock on the Effective Date. The Common Stock issued in payment of the loans shall be referred to in this Agreement as the "Shares".

            (b) Documents. The certificates representing the Shares shall be delivered to the Holder as soon as practicable. Upon receipt of the Shares, the Company shall record the payment of the Promissory Note on its books and records.

      2. Representations by Company.

            The Company hereby represents and warrants to the Holder as follows:

                  (i) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (ii) The Company has all requisite power and authority
            (corporate or otherwise) to execute, deliver and perform this Agreement and the transactions contemplated thereby, and the execution, delivery and performance by the Company of this Agreement has been duly authorized by all requisite action by the Company and this Agreement, when executed and delivered by the Company, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

                  (iii) The execution, delivery and performance by the Company of this Agreement have been duly authorized by all requisite corporate action of the Company; and this Agreement has been duly executed and delivered by the Company.

                  (iv) The Shares will be duly and validly issued, fully paid and nonassessable, and free of any liens or encumbrances.

      3. Representations by the Holder.

            The Holder hereby represents and warrants to the Company as follows:

                  (i) The Holder has all requisite power and authority
            (corporate or otherwise) to execute, deliver and perform this Agreement and the transactions contemplated thereby, and the execution, delivery and performance by the Holder of this Agreement has been duly authorized by all requisite action by the Holder and this Agreement, when executed and delivered by the Holder, constitutes a valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

                  (ii) The Holder has a pre-existing personal or business
            relationship with the Company and its officers and directors.

                  (iii) The Holder is an "accredited investor", as that term is defined in Rule 501 of Regulation D in that the Holder is a director and officer of the Company.

                  (iv) The Holder has complied with all applicable investment laws and regulations in force relating to the legality of an investment in the Shares in the jurisdiction in which he is subject, and the Holder has obtained any consent, approval or permission required in that jurisdiction.

                  (v) The Holder understands and acknowledges that the Shares have not been registered with the Securities and Exchange Commission under Section 5 of the of the Securities Act or registered or qualified with any applicable state or territorial securities regulatory agency in reliance upon one or more exemptions afforded from registration or qualification.

                  (vi) The Holder understands and acknowledges that the Shares are deemed to be "restricted" securities under the Securities Act, and may be re-sold only pursuant to exemptions provided by the Securities Act. The Holder understands and acknowledges that the Company is required to place a legend on each certificate stating that the Shares have not been registered under the Securities Act.

                  (vii) The Holder understands and acknowledges that: (i) prior to any sale, transfer, assignment, pledge, hypothecation or other disposition of the Shares, he must either: (1) furnish the Company with an opinion of counsel, in form and substance reasonably satisfactory to the Company and to its legal counsel, to the effect that such disposition is exempted from the registration and prospectus delivery requirement under the Securities Act and the securities laws of the jurisdiction in which the Holder resides, and legal counsel for the Company shall have concurred in such opinion; or (2) satisfy the Company that a registration statement on Form SB-2 under the Securities Act (or any other form appropriate under the Securities Act, or any form replacing any such form) with respect to the securities proposed to be so disposed of shall then be effective; and that such disposition shall have been appropriately qualified or registered in accordance with the applicable securities laws of the jurisdiction in which the Holder resides.

                  (viii) The Holder is entering into this transaction for the
            Holder's own account, own risk and own beneficial interest, is not acting as an agent, representative, intermediary, nominee or in a similar capacity for any other person or entity, nominee account or beneficial owner, whether a natural person or entity (each such natural person or entity, an "Underlying Beneficial Owner") and no Underlying Beneficial Owner will have a beneficial or economic interest in the Shares (whether directly or indirectly, including without limitation, through any option, swap, forward or any other hedging or derivative transaction) and does not have the intention or obligation to sell, pledge, distribute, assign or transfer all or a portion of the Shares to any Underlying Beneficial Owner or any other person.

                  (ix) The Holder hereby represents and warrants that the
            proposed investment in the Company does not directly or indirectly contravene United States federal, state, local or international laws or regulations applicable to the Holder, including anti-money laundering laws (a "Prohibited Investment").

                  (x) Federal regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at www.treas.gov/ofac. The Holder hereby represents and warrants that the Holder is not a country, territory, person or entity named on an OFAC list, nor is the Holder a natural person or entity with whom dealings are prohibited under any OFAC regulations.

                  (xi) The Holder represents and warrants that neither the
            Holder nor any Underlying Beneficial Owner is a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure within the meaning of, and applicable guidance issued by the Department of the Treasury concerning, the U.S. Bank Secrecy Act (31 U.S.C. ss.5311 et seq.), as amended, and any regulations promulgated thereunder.

                  (xii) The Holder agrees promptly to notify the Company should the Holder become aware of any change in the information set forth in subparagraphs (viii) through (xi).

                  (xiii) The Holder agrees to indemnify and hold harmless the
            Company, its affiliates, their respective directors, officers, shareholders, employees, agents and representatives from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) which may result, directly or indirectly, from the Holder's misrepresentations or misstatements contained herein or breaches hereof relating to paragraphs (viii) through (xi).

                  (xiv) The Holder understands and agrees that, notwithstanding anything to the contrary contained in any document (including any side letters or similar agreements), if, following the Holder's investment in the Company, it is discovered that the investment is or has become a Prohibited Investment, such investment may immediately be redeemed by the Company or otherwise be subject to the remedies required by law, and the Holder shall have no claim against the Company for any form of damages as a result of such forced redemption or other action.

                  (xv) Upon the written request from the Company, the Holder agrees to provide all information to the Company to enable the Company to comply with all applicable anti-money laundering statutes, rules, regulations and policies, including any policies applicable to a portfolio investment held or proposed to be held by the Company. The Holder understands and agrees that the Company may release confidential information about the Holder and any Underlying Beneficial Owner(s) to any person if the release of such information is necessary to comply with applicable statutes, rules, regulations and policies.

      4. Miscellaneous.

            (a) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holder.

            (b) Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder shall be in writing and delivered personally, by facsimile or sent by a nationally recognized overnight courier service, addressed to the Company at 1016 Harris Road, Arlington, Texas 76001, facsimile number (817) 375-3401, Attn: Secretary or such other address or facsimile number as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to the Holder at an address and facsimile number to be provided by Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Central time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Central time) on any date and earlier than 11:59 p.m. (Central time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

            (c) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties. Neither the Holder nor the Company may assign its rights or obligations hereunder without the prior written consent of the other.

            (d) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

            (e) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

            (f) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            IN WITNESS WHEREOF, the parties have executed this Agreement to Convert Debt as of the date first written above.


                                    US GLOBAL NANOSPACE, INC.


                                    By: /s/ Carl Gruenler
                                        ----------------------------------------
                                        Carl Gruenler, President


                                    USDR, INC.


                                    By: /s/ John Robinson
                                        ----------------------------------------
                                        John Robinson, President